EXHIBIT 99.1

Colliers to invest in leading US real estate investment firm

Rockwood adds new asset classes and scalable products to strengthen and diversify Colliers’ rapidly growing investment management platform

TORONTO and NEW YORK, May 04, 2022 (GLOBE NEWSWIRE) -- Leading diversified professional services and investment management company, Colliers (NASDAQ and TSX: CIGI), announced today it has entered into a definitive agreement to invest in Rockwood Capital, LLC (“Rockwood”), a leading US real estate investment management firm with more than $12 billion of assets under management. The transaction is subject to customary closing conditions and approvals and is expected to close in the third quarter of 2022. Financial terms of the transaction were not disclosed.

Headquartered in New York, with offices in Los Angeles and San Francisco, Rockwood specializes in equity and credit investments across multifamily, office, mixed use, life science, hospitality, and retail asset classes across North America. Rockwood’s history dates to the early 1990s when the firm’s founders served as real estate advisors to the Rockefellers, Olayans, and other prominent, global investors. Since then, Rockwood’s long tenured and experienced investment team has delivered superior returns and excellent client service through numerous market cycles. Rockwood invests across the capital stack through its series of flagship closed-end value-add, core/core-plus, credit, and long-term development vehicles. Rockwood’s investors include many of the world’s largest public and private pension plans, sovereign wealth funds, endowments, foundations, insurance companies, and high-net worth individuals and their families.

Colliers will acquire a 65% stake in Rockwood, with the balance of the equity retained by Rockwood’s senior leadership team who will continue to lead the business under the “perpetual partnership” model with Colliers, providing full alignment, long-term stability, and orderly succession over time. Upon completion, Colliers expects the annual run rate of management fee revenue to be between $70 and $75 million and operating results to be significantly accretive.

“Our partnership with Rockwood will expand our operations in the US and add several new asset classes and strategies, including excellent capabilities in the rapidly growing real estate credit space,” said Zach Michaud, Co-Chief Investment Officer of Colliers. “’We are excited to partner with Rockwood’s strong leadership team who have had a long and distinguished track record of success. We are looking forward to capitalizing on the many synergies with our existing investment management platforms and our global real estate services business. With private real estate benefitting from macro tailwinds, we anticipate a continued increase in investor allocations to high-quality firms like Rockwood. We also expect this partnership to benefit from the combined limited partners across our entire platform due to enhanced product selection, world-class expertise, and top-tier risk-adjusted returns.”

“This is the latest step in our ambitious growth strategy to build a world-class investment management platform within Colliers. The addition of Rockwood demonstrates our continued focus on building scale, expanding on the success of Harrison Street and Colliers Global Investors, executing on the recently announced transaction with Basalt, and capitalizing on the outstanding fundraising momentum we have experienced over the past several years. Rockwood’s values and culture align strongly with ours and we are delighted to welcome this exceptional team of professionals into our organization. Colliers is positioned as one of the world’s leading alternative investment managers with a combined $77 billion in AUM once all announced transactions are completed,” said Jay Hennick, Chairman and Chief Executive Officer of Colliers.

“Colliers is one of the most respected names in real estate globally. Their investment in Rockwood is a recognition of the strength of our franchise, the talent of our professionals, and the positive contributions that we have made to the communities in which we have invested over the past three decades. Colliers shares our commitment to continuously add value for our properties and for our investors. This mission is greatly enhanced by partnering with the talented team at Colliers,” said Tyson Skillings, Rockwood’s Managing Partner.

David Becker, Rockwood’s Managing Partner further commented, “We are particularly attracted to Colliers’ enterprising culture, decentralized operating model, significant inside ownership, and impressive performance over many years. We are confident our new partnership will allow us to leverage Colliers’ global platform to strengthen our capabilities while allowing us to remain an entrepreneurial and nimble steward of our investors’ capital.”

In connection with this transaction, Berkshire Global Advisors acted as financial advisor and Kirkland & Ellis acted as legal advisor to Rockwood. Sidley Austin acted as legal advisor to Colliers.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 62 countries, our 17,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 27 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of 20% for shareholders. With annual revenues of $4.3 billion and $57 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors, and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

About Rockwood

Rockwood Capital, LLC is a leading private real estate investment firm with offices in Los Angeles, San Francisco, and New York City. Since inception, the firm has managed funds and separate accounts on behalf of over 130 institutional investors, including public and private pension funds, sovereign wealth funds, endowments, foundations, insurance companies, and high-net worth individuals. Rockwood and its principals have invested in over $36 billion of real estate on behalf of clients through value-add funds, credit funds, and separate accounts.

For more information, please visit https://www.rockwoodcap.com/

Forward-looking Statements

This press release includes forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average capitalization rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development properties of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

COMPANY CONTACT:

Christian Mayer
Chief Financial Officer
(416) 960-9500